UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 000-31102

                                  Hemosol Inc.
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                 (Translation of registrant's name into English)


             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F   X   Form 40-F
                                                  ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

     The following is included in this Report on Form 6-K:

          1. Press release dated April 16, 2004.












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
                                  HEMOSOL INC.
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MEDIA RELEASE
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                   HEMOSOL TO HOST ANNUAL AND SPECIAL MEETING
                                 APRIL 20, 2004


TORONTO, ON, APRIL 16, 2004 - HEMOSOL INC. (NASDAQ: HMSL, TSX: HML) today announced that it will hold an Annual and Special Meeting of Shareholders to be held at the TSX Broadcast Centre, Gallery Room, 130 King Street West, Toronto, Ontario, beginning at 10:00 am (EST) on April 20th, 2004.

In addition to the formal business described in the circular mailed on March 19, 2004, Lee Hartwell, Hemosol's President & CEO will present an update on corporate activities as well as an overview of the Company's future outlook.

If you are unable to attend the Meeting, a live audio version will be available on the Internet. To access the live webcast please visit www.hemosol.com or www.financialdisclosure.ca. The broadcast will be archived for up to twelve months. To listen to the presentation you will need a standard web browser equipped with Windows media player.


ABOUT HEMOSOL INC.

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol Inc.'s common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.



Contact:  JASON HOGAN
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com

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
                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     HEMOSOL INC.

Date: April 16, 2004                 By: /s/ Lee D. Hartwell
                                         ---------------------------------------
                                         Name: Lee D. Hartwell
                                         Title: President and Chief Executive
                                                Officer









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